Filed by GOLDENSTONE ACQUISITION LIMITED
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: GOLDENSTONE ACQUISITION LIMITED
(Commission File No.: 001-41328)

Goldenstone Acquisition Limited Announces Definitive Merger Agreement with Roxe Holding Inc, a Blockchain Payment Company

●	Goldenstone Acquisition Limited (“Goldenstone”) (NASDAQ: GDST), a newly organized blank check company, announced merger agreement with Roxe Holding Inc (“Roxe”), a blockchain payment company that powers the next generation of payment solutions.

●	Roxe aims to build a global trusted community that includes the entire financial ecosystem: individuals, banks, central banks, non-bank financial institutions, businesses, and merchants through its multilateral payment channel.

●	It is expected that Roxe stockholders will roll 100% of their equity into the combined company.

●	There is no minimum cash requirement.

●	Access to capital markets will enable Roxe to accelerate growth and enhance its unique technology base offering.

●	Transaction is expected to close in Q1 2023.

Aurora, IL, June 21, 2022 (GLOBE NEWSWIRE) -- Goldenstone Acquisition Limited (the “Company”, or “Goldenstone”), (NASDAQ: GDST), a newly organized blank check company, today announced that it has entered into a definitive merger agreement with Roxe Holding Inc (“Roxe”), a blockchain-based payments company that is powering the next generation of payment solutions, that will result in Roxe becoming a publicly traded company on the Nasdaq Stock Market.

The transaction is subject to approval by Goldenstone and Roxe stockholders and other closing conditions, including regulatory approvals.

Roxe is on a mission to build a global trusted community that includes everyone: individuals, banks, central banks, non-bank financial institutions, businesses, and merchants. Its blockchain offers a multilateral payment channel that supports multiple assets including currency, gift cards, gaming coins, loyalty rewards, stocks, cryptocurrencies, and CBDC.

To date, 44 global partners use Roxe’s global payment community, including ECS Fin, Axletree Solutions, Nium, N2Xpress, Fairexpay, Rana Express, iPay, and Treviso. These partners enable their B2C and B2B customers to send and receive payments from 113 countries around the world.

Management Comments

Josh Li, Chief Business Officer of Roxe, commented. “We are thrilled to be working with Goldenstone to bring Roxe onto NASDAQ, which we believe will accelerate our growth and that of the groundbreaking payments ecosystem that Roxe makes possible. We believe that through our combined teams and expertise, Roxe will empower users to streamline payments, financial transactions and value exchange across the globe.”

Eddie Ni, Chairman and Chief Executive Officer of Goldenstone, commented, "Roxe is a leading blockchain-based open payments network and we strongly believe in the tremendous opportunity for blockchain to transform payments. We believe that Roxe's adherence to a compliant, robust strategy will make it a winner in this track."

Transaction Summary

Under the terms of transaction, Roxe will merge with a wholly owned subsidiary of Goldenstone. In connection with the closing of the transaction, Goldenstone will be renamed as “Roxe Holding Group Inc.” The pro forma combined enterprise value at signing is approximately $3.6 billion, subject to adjustment based on a valuation being conducted by an independent investment bank. It is anticipated that Roxe stockholders will roll 100% of their equity into the combined company and certain stockholders will have the potential to receive an earnout for additional shares of equity if certain price targets are met as set forth in the merger agreement

The transaction is expected to close during Q1 of 2023 and remains subject to approval by Goldenstone’s and Roxe’s stockholders, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission in connection with the transaction, and other customary closing conditions.

About Goldenstone Acquisition Limited

Goldenstone Acquisition Limited is newly organized Delaware blank check company formed for the purpose of effecting a merger, share purchase, reorganization or similar business combination with one or more businesses or entities. The Company’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region other than the Company has agreed that it will not undertake an initial business combination with any entity headquartered in or conducts the majority of its business in China (including Hong Kong and Macau).

About Roxe

Roxe is a global payment network that uses blockchain to make money smarter. Roxe's smart payment technology automatically selects the best route for the fastest, least expensive, and most reliable payments for any business or individual anywhere in the world. The company unifies fragmented global payment systems so that payment and remittance companies, banks, central banks, and consumers can get the speed and cost savings benefits of blockchain technology without directly transacting with cryptocurrencies. Roxe also removes barriers of time, geography, and currency so that financial value moves with unprecedented speed across the globe. Powered by Roxe Chain, a hybrid blockchain purpose-built for payments and other value transfer applications, Roxe also empowers its partners to offer their end customers ultra-fast remittance and payments products. Roxe is designed to be the fundamental component of the global payments industry and is compatible with any traditional and digital financial system. For more information, visit https://www.roxe.io.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between Goldenstone and Roxe. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Goldenstone intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Goldenstone, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all of Goldenstone’s stockholders. Goldenstone also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Goldenstone are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Goldenstone through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Goldenstone and Roxe and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Goldenstone’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Goldenstone and Roxe and information regarding their interests in the Merger will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the Company’s initial public offering (“IPO”) and search for an initial business combination. No assurance can be given that the net proceeds of the offering will be used as indicated. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Goldenstone Acquisition Limited, including those set forth in the Risk Factors section of Goldenstone Acquisition Limited’s registration statement and prospectus for the IPO filed with the SEC. Copies are available on the SEC's website, www.sec.gov. Goldenstone Acquisition Limited. undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

Eddie Ni

Chairman & CEO

Email: eddie@windfallusa.com

Tel: +1 (330) 352-7788

Ray Chen

CFO & Head of Investor Relationships

Email: abctop40@gmail.com

Tel: +1 (917) 459-8498